FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2006

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: January 23, 2006	By:	“David W. Adamson”
David W. Adamson
President & CEO

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-01 January 23, 2006

RUBICON OPTIONS NEW MASSIVE SULPHIDE PROJECT IN NEWFOUNDLAND
High-grade boulder samples include 19.6% Zn, 15.7% lead, 1.57 g/t gold, 157.5 g/t silver and 0.49% copper

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX, AMEX:RBY) is pleased to announce that the Company has optioned the Lake Douglas volcanogenic massive sulphide (VMS) project, located approximately 85 kilometres southeast of the town of Grand Falls-Windsor, Newfoundland.

The Lake Douglas property was optioned from Al and Kevin Keats following the discovery of moderate-sized (30 cm by 20 cm by 15 cm), angular, massive sulphide float west of Lake Douglas. The angularity, nature and distribution of the float is interpreted by Rubicon to indicate that the float is locally derived. In total, two boulders of massive galena and sphalerite (samples LD-05-01 and 02) and one boulder of massive pyrite (sample LD-05-03) were collected. Assays include:

Sample No.	Zinc %	Lead %	Gold g/t	Silver g/t	Copper %
LD-05-01	19.60	15.70	1.57	157.5	0.49
LD-05-02	11.80	23.80	0.07	253.4	-
LD-05-03	0.43	0.04	1.11	42.5	0.25
* boulder samples

The Keats brothers are well known and respected prospectors in Newfoundland and Al Keats has been credited with the discovery of two massive sulphide deposits through prospecting of angular boulders similar to those at Lake Douglas: the Duck Pond deposit which is at the pre-production stage (Aur Resources Ltd.) and the Point Leamington deposit optioned from Rubicon by TLC Ventures Inc.

Highlights of the Lake Douglas property include:

➢	Similar geology to Aur Resources’ Duck Pond Deposit located elsewhere in the Victoria Lake Group. Messina Minerals Ltd’s Boomerang deposit also occurs in this same belt of rocks.

➢	No drilling has been carried out on this extensive property.

➢
Previous work in the late 1980’s and early 1990’s has demonstrated permissive, altered bimodal mafic and felsic host rocks and extensive stringer sulphides which characteristically occur beneath, or lateral to, massive suphides.

David Adamson said: “This new discovery has the potential to become an important part of the Newfoundland-focused company which will be formed when we complete our recently announced spinout of assets. We are particularly pleased to have acquired this property in a competitive bidding environment which we believe reflects positively on the high technical caliber and base metal experience of our Newfoundland team. Together with our advanced exploration gold assets of Golden Promise and H-Pond, this new company will have a strong asset base to offer investors upside as the projects are advanced.”

Rubicon can earn a 100% interest in this 7450-hectare property by making total cash payments of $500,000 over five years ($20,000 in year one) and share payments of 175,000 (50,000 shares in year one) over five years. The prospectors will retain a 2% NSR royalty on the property subject to a 1% buyback for $1,000,000 at any time. (View this news release with accompanying maps at the Rubicon Minerals website www.rubiconminerals.com/s/NewsReleases.asp).

New H-Pond Gold discovery

Elsewhere in Newfoundland, a significant new gold float occurrence has been discovered on trend and approximately 2.7 kilometres northeast of the previously drilled H-Pond prospect, located 13 kilometres west of the town of Gander. Samples of the large (80 cm by 75 cm by 65 cm) angular gold bearing boulder collected by Rubicon prospectors assayed 25.68 oz/t gold (798.87 g/t), 18.39 oz/t gold (572.03 g/t), 16.38 oz/t gold (509.40 g/t), 17.12 oz/t gold, (532.60 g/t) and 8.00 oz/t gold (248.68 g/t) . All samples contain abundant visible gold.

This new gold float occurrence is a further indication that the H-Pond system is extensively developed on Rubicon claims. Rubicon controls approximately 35 kilometres of strike potential along this prospective belt. Drilling and trenching is planned for H-Pond prospect and the new discovery area in 2006.

The work on both H-Pond and Lake Douglas projects was supervised by David Copeland, the Qualified Person under the definition of NI 43-101. Sample results noted above for the Douglas Lake and H-Pond properties are from Eastern Analytical Labs in Springdale, Newfoundland.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 38% interest in a private B.C. corporation, Africo Resources Ltd., which is currently undertaking a feasibility study at its Kalukundi project in the DRC which includes reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt, and 67.5 metres of 4.75% copper and 0.22% cobalt.

RUBICON MINERALS CORPORATION

David W. Adamson
____________________________
President and CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.